Shanda Games Announces the Appointment of Joe Zuo as “18 Fund” Partner

Shanghai, China — January 23 2009 - Shanda Games Limited (“Shanda Games” or “SDG”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), today announced that Mr. Joe Zuo has joined Shanda Games as a Partner of its “18 Fund”.

Mr. Zuo has over 15 years experience in information technology and online game industry in Greater China and North America. Prior to joining Shanda Games, Mr. Zuo served as Deputy Chief Operating Officer and General Manager (Greater China) of Moli Group, a leading online entertainment content developer and operator in the Greater China Region. Prior to joining Moli Group, Mr. Zuo worked at Soft World International Corp., a leading game software developer, distributor and game magazines publisher in Taiwan, where he was responsible for the overall operation on the game title of “World of Warcraft” (WoW) in Taiwan. Mr. Zuo holds a bachelor’s degree from National Sun Yat-sen University and a master degree of “accountancy and financial information system” from Cleveland State University, Ohio, U.S.A.

“18 Fund”, established in July 2007, is the first dedicated investment plan in the online gaming industry in China. It aims to develop, incubate, and support the best content and talent in the industry. To date, Shanda Games has invested over US$40 million in approximately 30 online game IPs through the “18 Fund”.

Joe will work together with Mr. Jie Shen, another partner of the Fund, under the leadership of Ms. Diana Li, chief executive officer of Shanda Games.

“Shanda Games’ 18 Fund is a critical component in our strategy to acquire online game IPs,” said Ms. Li. “We are pleased to have Joe join as a partner of the Fund. With his extensive experience in the online gaming and IT industry as well as Jie’s in-depth knowledge of and expertise in game operations, we believe Shanda Games will be able to further leverage its industry knowledge, product development expertise, and profound operation experience to incubate more game studios, IPs and entrepreneurs.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com